UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 16, 2016 (May 15, 2016)

Luminex Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-30109	74-2747608
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12212 Technology Boulevard, Austin, Texas		78727
(Address of principal executive offices)		(Zip Code)

(512) 219-8020

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On May 15, 2016, Luminex Corporation, a Delaware corporation (the “Company”), Nanosphere, Inc., a Delaware corporation (“Nanosphere”), and Commodore Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, the Company has agreed that it will commence a cash tender offer (the “Offer”) to acquire all of the shares of Nanosphere’s common stock, par value $0.01 per share (“Common Stock”) for a purchase price of $1.35 per share, net to the holders thereof, in cash (the “Offer Price”), without interest, subject to the terms and conditions of the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, under specified circumstances, Nanosphere will be required to pay the Company a termination fee of $2,250,000.

The Company has agreed to commence the Offer as promptly as reasonably practicable from the date of the Merger Agreement (but in no event later than fifteen (15) business days from the date of the Merger Agreement). The consummation of the Offer will be conditioned on (i) at least a majority of the issued and outstanding shares of the Common Stock as of the merger date having been validly tendered into and not withdrawn from the Offer, and (ii) other customary conditions.

The Merger Agreement provides that, as soon as practicable (but not more than three (3) business days) following the consummation of the Offer, Merger Subsidiary will merge with and into Nanosphere (the “Merger”), with Nanosphere surviving the Merger as a wholly-owned subsidiary of the Company. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with no stockholder vote required to consummate the Merger. In the Merger: (i) each tendered issued and outstanding share of Common Stock other than shares of Common Stock owned directly by the Company, Merger Subsidiary or Nanosphere (if any) or owned indirectly by any wholly-owned subsidiary of any of the foregoing (if any), shall be paid an amount equal to the Offer Price (the “Merger Consideration”), and (ii) each untendered issued and outstanding share of Common Stock (excluding shares held by a holder of Common Stock who, in the event Section 251(h) of the DGCL becomes unavailable as a means to effect the Merger, has not voted in favor of adoption of this Agreement or consented thereto in writing) which are held by a Person who is entitled to appraisal rights and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) for so long as they shall be Dissenting Shares, shall be converted into the right to receive an amount equal to the Merger Consideration. Upon consummation of the Merger, shares of the issued and outstanding convertible preferred stock, par value $0.01 per share (the “Preferred Stock”) will be entitled upon conversion soley to an amount per share equal to the Offer Price (on an as if converted basis) without interest. The Merger Agreement also provides for the waiver of the non-compete covenants in the employment agreements of Michael McGarrity, Nanosphere’s President and Chief Executive Officer, and Kenneth Bahk, Nanosphere’s Chief Strategy Officer.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Merger Agreement and the foregoing description of the Merger Agreement have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 7.01. Regulation FD Disclosure.

On May 16, 2016, Homi Shamir, the Chief Executive Officer of the Company, sent a letter to the employees of Nanosphere and a letter to the employees of Luminex. A copy of the letter to the employees of Nanosphere is furnished as Exhibit 99.1 hereto, and a copy of the letter to the employees of Luminex is furnished as Exhibit 99.2 hereto.

On May 16, 2016, the Company and Nanosphere issued a joint press release announcing the execution of the Merger Agreement described above. A copy of the press release is furnished as Exhibit 99.3 hereto.

Item 8.01. Other Events.

In connection with the execution of the Merger Agreement, the directors and executive officers of Nanosphere (collectively, the “Stockholders”) have entered into certain Support Agreements, each dated as of May 15, 2016, with the Company (the “Support Agreements”). Subject to the terms and conditions of the Support Agreements, each Stockholder agreed, among other things, to tender shares of common stock of Nanosphere (representing in the aggregate approximately 3.8% of Nanosphere’s total issued and outstanding shares of common stock) into the Offer, and, subject to certain exceptions, not to transfer their shares that are subject to the Support Agreements in any competing offer. The Support Agreements will terminate with respect to a Stockholder upon the first to occur of (i) the valid termination of the Merger Agreement, (ii) the completion of the Merger, (iii) entry into an amendment or modification of the Merger Agreement or any waiver of Nanosphere’s rights under the Merger Agreement, in each case that results in a decrease in the Offer Price or (iv) mutual written consent of the Company and such Stockholder.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Support Agreement, which is furnished as Exhibit 99.4 hereto and is incorporated herein by reference.

Important Information

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, the Company and Merger Subsidiary intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Nanosphere intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company, Merger Subsidiary, and Nanosphere intend to mail these documents to the Nanosphere common stockholders. Investors and shareholders should read those filings carefully when they become available as they will contain important information about the tender offer. Those documents, as well as the Company’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at the Company’s website at www.luminexcorp.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release, including statements regarding the proposed transaction between the Company and Nanosphere, the Company’s and Nanosphere’ financial results and estimates and/or business prospects, the combined company’s plans, objectives, expectations and intentions, leadership in biological testing technologies in the clinical diagnostic and life science industries and the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, expected synergies, as well as the expected timing and benefits of the transaction, may contain words such as “expects,” “may,” “potential,” “upside,” “approximately,” “project,” “would,” “could,” “should,” “will,” “anticipates,” “believes,”

“intends,” “estimates,” “targets,” “plans,” “envisions,” “seeks” and other similar language and are considered forward-looking statements or information under applicable securities laws. These statements are based on the Company’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which the Company and Nanosphere operate, are subject to important risks and uncertainties that are difficult to predict and the actual outcome may be materially different. These statements reflect beliefs and assumptions that are based on the Company’s and Nanosphere’ perception of historical trends, current conditions and expected future developments as well as other factors management believes are appropriate in the circumstances. In making these statements, the Company and Nanosphere have made assumptions with respect to the ability of the Company and Nanosphere to achieve expected synergies and the timing of same, the ability of the Company and Nanosphere to predict and adapt to changing customer requirements, preferences and spending patterns, the ability of the Company and Nanosphere to protect their intellectual property, future capital expenditures, including the amount and nature thereof, trends and developments in the clinical diagnostic and life science industries, business strategy and outlook, expansion and growth of business and operations, credit risks, anticipated acquisitions, future results for the Company being similar to historical results, expectations related to future general economic and market conditions and other matters. The Company’s and Nanosphere’ beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company’s beliefs and assumptions may prove to be inaccurate and consequently the Company’s actual results could differ materially from the expectations set out herein.

Actual results or events could differ materially from those contemplated in the forward-looking statements as a result of the following:

(i)	risks and uncertainties relating to the transaction, including (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on the Company’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns, (b) the possibility that certain assumptions with respect to Nanosphere or the transaction could prove to be inaccurate, (c) failure or delay in respect of the satisfaction of the closing conditions to the transaction, (d) the potential failure to retain key employees of the Company or Nanosphere as a result of the proposed transaction or during integration of the businesses and (e) disruptions resulting from the proposed transaction, making it more difficult to maintain business relationships;

(ii)

risks and uncertainties relating to the Company, including (a) the future performance, financial and otherwise, of the Company, (b) the ability of the Company to bring new products to market and to increase sales, (c) the strength of the Company’s product development pipeline, (d) the Company’s growth and profitability prospects, (e) the estimated size and growth prospects of the clinical diagnostic and life science industries, (f) the Company’s competitive position in the clinical diagnostic and life science industries and its ability to take advantage of future opportunities in this market, (g) the benefits of the Company’s products to be realized by customers, and (h) the demand for the Company’s products and the extent of deployment of the Company’s products in the clinical diagnostic and life science industries; and

(iii)	risks and uncertainties relating to future events, conditions or circumstances, or other general risks, including (a) integration of other acquisitions and related restructuring efforts, including the quantum of restructuring charges and the timing thereof, (b) the possibility that the Company may be unable to meet its future reporting requirements under the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, (c) the risks associated with bringing new products to market, (d) fluctuations in currency exchange rates, (e) delays in the purchasing decisions of the Company’s customers, (f) the competition the Company faces in its industry and/or marketplace, (g) the possibility of technical, logistical or planning issues in connection with the deployment of the Company’s products or services, (h) the continuous commitment of the Company’s customers, (i) demand for the Company’s products, and (j) the additional risks discussed under the heading “Risk Factors” in the Company’s Reports on Forms 10-K and 10-Q, as filed with the Securities and Exchange Commission. The forward looking statements contained herein represent the judgment of the Company as of the date of this press release, and unless otherwise required by applicable securities laws, the Company expressly disclaims any intent, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 15, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc.

99.1	Letter to Nanosphere, Inc. employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 16, 2016.

99.2	Letter to Luminex Corporation employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 16, 2016.

99.3	Joint Press Release dated May 16, 2016 relating to Luminex Corporation’s and Nanosphere, Inc.’s entry into a material definitive agreement.

99.4	Form of Support Agreement, dated as of May 15, 2016, by and between Luminex Corporation and each of the stockholders signatory thereto.

*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for any exhibits or schedule so furnished. A list identifying the contents of all omitted exhibits and schedules can be found in Exhibit 2.1.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LUMINEX CORPORATION

By:	/s/ Harriss T. Currie
Name:	Harriss T. Currie
Title:	Chief Financial Officer, Senior Vice President of Finance

Dated: May 16, 2016

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 15, 2016, among Luminex Corporation, Commodore Acquisition, Inc., and Nanosphere, Inc.

99.1	Letter to Nanosphere, Inc. employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 16, 2016.

99.2	Letter to Luminex Corporation employees from Homi Shamir, Chief Executive Officer of Luminex Corporation, dated May 16, 2016.

99.3	Joint Press Release dated May 16, 2016 relating to Luminex Corporation’s and Nanosphere, Inc.’s entry into a material definitive agreement.

99.4	Form of Support Agreement, dated as of May 15, 2016, by and between Luminex Corporation and each of the stockholders signatory thereto.

*	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 for any exhibits or schedule so furnished. A list identifying the contents of all omitted exhibits and schedules can be found in Exhibit 2.1.